SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Valuation Report

SP-0190/14-01

LONDRINA BEBIDAS LTDA.

An independent member of Morison International

REPORT:	SP-0190/14-01	REFERENCE DATE:	July 31st, 2014
APPLICANT:	AMBEV S.A., hereinafter called AMBEV S.A.

Reporting Corporation with head office located at Rua Dr. Renato Paes de Barros, 1,017, Corp. Park Building, 3rd floor, Itaim Bibi, in the City and State of São Paulo, registered with the Brazilian Taxpayers’ Registry (CNPJ) under No. 07.526.557/0001-00.

OBJECT:	LONDRINA BEBIDAS LTDA., hereinafter called LONDRINA BEBIDAS.

Limited liability company, with head office located at Rod. Presidente Dutra, S/N, Km 237, Centro, in the City of Piraí, State of Rio de Janeiro, registered with the Brazilian Taxpayers’ Registry (CNPJ) under No. 02.125.403/0001-92.

PURPOSE:

Calculation of the net equity of LONDRINA BEBIDAS, at book value, for the purposes of the merger of LONDRINA BEBIDAS with and into AMBEV S.A., pursuant to sections 226 and 227 of Law No. 6,404/76 (“Brazilian Corporation Law”).

Report SP-0190/14-01	1

TABLE OF CONTENTS

1. INTRODUCTION	3
2. PRINCIPLES AND QUALIFICATIONS	4
3. LIABILITY LIMITATIONS	5
4. APPRAISAL METHODOLOGY	6
5. APPRAISAL OF NET EQUITY OF LONDRINA BEBIDAS	7
6. CONCLUSION	8
7. LIST OF EXHIBITS	9

Report SP-0190/14-01	2

1.  INTRODUCTION

APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter called APSIS, with its head office located at Rua da Assembleia, 35, 12nd floor, in the City and State of Rio de Janeiro, registered with the Brazilian Taxpayers’ Registry (CNPJ) under No. 08.681.365/0001-30 was retained to determine net equity of LONDRINA BEBIDAS, at book value, for the purpose of its merging with and into AMBEV S.A., pursuant to sections 226 and 227 of Brazilian Corporation Law.

In order to prepare this report, we have used data and information provided by third parties, i.e., documents and verbal interviews with AMBEV S.A. Estimates used in this process are based on the following documents and information, among others:

▪  Financial statements of LONDRINA BEBIDAS, as of December 31st, 2013, properly audited by PriceWaterhouse Coopers Auditores Independentes (Exhibit 1);

▪  Balance sheet of LONDRINA BEBIDAS, as of December 31st, 2013 (Exhibit 1);

▪  Balance sheet of LONDRINA BEBIDAS, as of July 31st, 2014 (Exhibit 1); and

▪  List of lands and buildings (Exhibit 2).

APSIS has recently prepared appraisal reports for publicly-held companies, for several purposes:

▪  AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A

▪  BANCO PACTUAL S/A

▪  CIMENTO MAUÁ S/A

▪  ESTA - EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A

▪  ESTÁCIO PARTICIPAÇÕES S/A

▪  GERDAU S/A

▪  HOTÉIS OTHON S/A

▪  L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A

▪  LIGHT SERVIÇOS DE ELETRICIDADE S/A

▪  LOJAS AMERICANAS S/A

▪  MPX ENERGIA S/A

▪  PETRÓLEO BRASILEIRO S/A – PETROBRAS

▪  REPSOL YPF BRASIL S/A

▪  TAM TRANSPORTES AÉREOS MERIDIONAL S/A

▪  ULTRAPAR PARTICIPAÇÕES S/A

  The APSIS team responsible for preparing such report comprises the following professionals:

▪  ANA CRISTINA FRANÇA DE SOUZA
Vice-president (CREA/RJ 1991103043)

▪  ANTONIO LUIZ FEIJÓ NICOLAU
Director

▪  EDUARDO DE CASTRO ROSSI
Director (CREA/SP 5062320397)

▪  EDUARDO PAIVA
Project supervisor

▪  LUIZ PAULO CESAR SILVEIRA
Vice-president (CREA/RJ 1989100165 and CRC/RJ-118263/P-0)

▪  MARCIA APARECIDA DE LUCCA CALMON
Technical director (CRC/SP-143169/O-4)

▪  MÁRCIA MOREIRA FRAZÃO DA SILVA
Director (CRC/RJ-106548/O-3)

▪  RENATA POZZATO CARNEIRO MONTEIRO
President

▪  SERGIO FREITAS DE SOUZA
Vice-president (CORECON/RJ 23521-0)

Report SP-0190/14-01	3

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and must be read carefully. The Report complies with the fundamental principles described below:

▪       The consultants do not have any direct or indirect interests in the companies involved, in their respective controlling shareholders or in the transaction, nor are there any other relevant circumstances which may characterize a conflict of interests, actual or potential, with the companies involved, their respective controlling shareholders, or regarding the minority shareholders, or the transaction itself.

▪        APSIS’ professional fees are not in any way whatsoever subject to the conclusions of this Report.

▪       To the best of the consultants’ knowledge and credit, the analyses, opinions, and conclusions expressed in this report are based on data, diligence, research and surveys that are true and correct.

▪        For purposes of this report, it was assumed that the information received from third parties is correct; the sources of such information are stated in this Report.

▪       This report presents all the limiting conditions, if applicable, imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised herein.

▪       This report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.

▪        APSIS assumes full liability on the appraised matter, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

▪        This Report complies with the specifications and criteria established by the USPAP (Uniform Standards of Professional Appraisal Practice) and the International Valuation Standards Council (IVSC), in addition to the requirements imposed by various agencies and regulations, such as the Brazilian Accounting Practice Committee (CPC), the Ministry of Treasury, Brazilian Central Bank, Banco do Brasil, CVM (Brazilian Securities Commission), SUSEP (Brazilian Insurance Commission), Income Tax Regulations (RIR), Brazilian Committee of Business Appraisers (CBAN) etc.

▪        The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or engage in any acts which have or may have compromised access to, use, or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions contained herein.

Report SP-0190/14-01	4

3. LIABILITY LIMITATIONS

▪       In order to prepare this Report, APSIS used historic data and information, audited by third-parties or unaudited, provided in writing by the management of LONDRINA BEBIDAS and AMBEV S.A., or obtained from the mentioned sources. As such, APSIS assumed that the data and information obtained for this Report are true and Apsis does not have any liability with respect to their veracity.

▪        The scope of this Report did not include auditing financial statements or revising the work performed by auditors. Therefore, APSIS is not issuing an opinion on the financial statements of LONDRINA BEBIDAS.

▪        We are not liable for eventual losses to AMBEV S.A., its subsidiaries, shareholders, officers, creditors or other parties as a result of the use of data and information provided by the companies and contained herein.

▪         Our work was developed solely for use by AMBEV S.A., its shareholders and any other entities or persons involved in the transaction.

Report SP-0190/14-01	5

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting document, aiming at verifying whether bookkeeping was accurately conducted and in compliance with the legal, regulatory, normative and statutory disposals which govern the matter, according to the “Generally Accepted Accounting Principles and Conventions in Brazil”.

We examined the accounting books of LONDRINA BEBIDAS, as well as all other documents required to prepare this report, which was prepared based on LONDRINA BEBIDAS’ balance sheet as of December 31st, 2013 and July 31st, 2014 (Exhibit 01).

The experts concluded that the assets and liabilities of LONDRINA BEBIDAS have been duly accounted.

Report -0190/14-01	6

5. APPRAISAL OF NET EQUITY OF LONDRINA BEBIDAS

We examined the accounting books of LONDRINA BEBIDAS as well as all other documents required for the preparation of this report.

The experts concluded that the book value of LONDRINA BEBIDAS’ audited net equity, as of December 31st, 2013, is equivalent to R$ 360,669,641.47 (three hundred and sixty million, six hundred and sixty-nine thousand, six hundred and forty-one Brazilian reais and forty-seven centavos) and the experts concluded that the book value of LONDRINA BEBIDAS’ net equity, as of July 31st, 2014, for purpose of the merger of LONDRINA BEBIDAS with and into AMBEV S.A., is equivalent to R$ 274,372,822.08 (two hundred and seventy-four million, three hundred and seventy-two thousand, eight hundred and twenty-two Brazilian reais and eight centavos), as shown in the table to the right:

Report SP-0190/14-01	7

6.  CONCLUSION

In light of the analyses of the previously mentioned documents and based on studies conducted by APSIS, the experts conclude that the net equity value of LONDRINA BEBIDAS, at book value, on December 31st, 2013, is of R$ 360,669,641.47 (three hundred and sixty million, six hundred and sixty-nine thousand, six hundred and forty-one Brazilian reais  and forty-seven centavos), and the experts concluded that the book value of LONDRINA BEBIDAS’ net equity, as of July 31st, 2014, for purpose of the merger of LONDRINA BEBIDAS with and into AMBEV S.A., is equivalent to R$ 274,372,822.08 (two hundred and seventy-four million, three hundred and seventy-two thousand, eight hundred and twenty-two Brazilian reais  and eight centavos).

This Report SP-0190/14-01  is composed by nine (9) pages typed on one side and three (3) exhibits. APSIS Consultoria e Avaliações Ltda., a company specialized in the appraisal of assets, CRC/RJ-005112/O-9, legally represented by its representatives, makes itself available for any clarifications which may be deemed necessary.

São Paulo, August 22nd, 2014.

MARCIA APARECIDA DE LUCCA CALMON
Director (CRC/SP-143169/O-4)

Report SP-0190/14-01	8

7.  LIST OF EXHIBITS

1.    SUPPORTING DOCUMENTS

2.    LIST OF LANDS AND BUILDINGS

3.    GLOSSARY AND APSIS’ PROFILE

RIO DE JANEIRO - RJ Rua da Assembleia, nº 35, 12º andar Centro, CEP 20011-001 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851	SÃO PAULO - SP Av. Angélica, nº 2.503, Conj. 42 Consolação, CEP 01227-200 Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

Report SP-0190/14-01	9

Londrina Bebidas Ltda.
(Expressed in Brazilian Reais)
Balance Sheets

	07/2014	12/2013
Assets		
Current Assets		
Cash and cash equivalents	156,812,272.05	43,461,314.84
Taxes receivable	17,873,225.54	161,944.83
Trade and other receivables	209,978,580.51	445,349,679.62
Inventories	82,451,068.56	67,147,207.30
	467,115,146.66	**556,120,146.59**
Non-current assets		
Trade and other receivables	57,258,477.42	46,090,926.68
Property, plant and equipment	679,346,439.97	682,788,505.86
Intangible assets	1,341,376.22	1,573,848.71
	737,946,293.61	**730,453,281.25**
Total assets	**1,205,061,440.27**	**1,286,573,427.84**
Equity and Liabilities		
Current liabilities		
Trade payables	196,302,444.50	297,772,381.77
Interest-bearing loans and borrowings	3,523,671.41	3,470,535.76
Income tax and social contribution payable	126,540,313.79	90,425,782.24
Provisions	17,497,992.84	23,834,000.00
	343,864,422.54	**415,502,699.77**
Non-current liabilities		
Trade and other payables	351,130,983.53	349,063,694.48
Interest-bearing loans and borrowings	39,875,639.78	17,262,849.21
Income tax and deferred tax liabilities	167,604,460.29	141,528,996.14
Provisions	28,213,112.05	2,545,546.77
	586,824,195.65	**510,401,086.60**
Total liabilities	**930,688,618.19**	**925,903,786.37**
Equity		
Issued capital	162,627,670.00	162,627,670.00
Reserves	6,719,384.61	222,614,972.00
Retained earnings	129,593,149.88	-
Carrying value adjustments	(24,567,382.41)	(24,573,000.53)
	274,372,822.08	**360,669,641.47**
Total equity and liabilities	**1,205,061,440.27**	**1,286,573,427.84**
	-	-

JAGUARIÚNA (SP), August 07, 2014.

Jose Carlos Pocidonio de Morais Junior
Procurador
RG.41.718.424-4
CPF Nr:321.773.748-20

Alexandre Ferreira Castellani
Procurador
RG.34997848-7
CPF Nr: 226.324.028-40

Silvia Aparecida Vieira Ramos
Contadora
CPF Nr: 274.044.318-83 CRC 1SP240597/O-0

LAND/BUILDING	LOCATION	REGISTRATION No.	NOTARY OFFICE	IPTU	PLANT DIST. CENTER LAND BUILDING	LAND AREA	CONSTRUCTION AREA	OWNER	BOOK VALUE
Rua João Finaze, nº 55 - Centro - CEP: 13.800-661.	Mogi Mirim - SP	35,398	Real Estate Registry Office of Mogi Mirim - SP (Cartório de Registro de Imóveis de Mogi Mirim - SP)	53.30.39.0393.01/21464	Cervejarias Cintra Ind. e Com Ltda. - Mogi Mirim Plant - Actual DDC Mogi Mirim - 802 and Mogi Mirim Plant - Actual DDC Mogi Mirim - 782	14,862 30,673,81 (Pref.)	12,682.43 27,961.88 (Pref.)	Londrina Bebidas Ltda.	Land: 2,900,400.00 Building: 7,033,861.68
R. Dr. Rosendo Rodrigues do Prado, Lote 6.	Mogi Mirim - SP	19,762	Real Estate Registry Office of Mogi Mirim - SP (Cartório de Registro de Imóveis de Mogi Mirim - SP)	53.38.78.0100.01/26433	Plant - Inactive	315 (Pref.)	301 (Pref.)	Municipality of Mogi Mirim
R. Dr. Rosendo Rodrigues do Prado, Lote 7.	Mogi Mirim - SP	19,722	Real Estate Registry Office of Mogi Mirim - SP (Cartório de Registro de Imóveis de Mogi Mirim - SP)	53.38.78.0100.01/26434	Plant - Inactive	284 (Pref.)	117 (Pref.)	Municipality of Mogi Mirim
R. Antônio Ravagnane, S/N - Vila São João.	Mogi Mirim - SP	26,685	Real Estate Registry Office of Mogi Mirim - SP (Cartório de Registro de Imóveis de Mogi Mirim - SP)	53.38.78.0161.01/26435	Plant - Inactive	823.2	820 (Pref.)	Londrina Bebidas Ltda.
Av. Expedito Quartiere, S/N - Mirante.	Mogi Mirim - SP	35,185	Real Estate Registry Office of Mogi Mirim - SP (Cartório de Registro de Imóveis de Mogi Mirim - SP)	53.40.45.0150.01/27098	Land	129526.09	-	Londrina Bebidas Ltda.
R. Linha da Penha - Mirante - Allotment 1 and 2.	Mogi Mirim - SP	28,976	Real Estate Registry Office of Mogi Mirim - SP (Cartório de Registro de Imóveis de Mogi Mirim - SP)	53.48.32.0160.01/30362 e 53.48.43.0159.01.30363	Plant - Inactive	3,02.50 ha 18,124.31 (Pref.) e 12,125.69 (Pref.)	206,55 (Pref.)	Londrina Bebidas Ltda.
R. Linha da Penha - Mirante.	Mogi Mirim - SP	14,328	Real Estate Registry Office of Mogi Mirim - SP (Cartório de Registro de Imóveis de Mogi Mirim - SP)	53.48.72.0507.01/30409	Plant - Inactive	33,533.96	172 (Pref.)	Londrina Bebidas Ltda.
Av. Prefeito Luiz Franklin Silva.	Mogi Mirim - SP	30,371	Real Estate Registry Office of Mogi Mirim - SP (Cartório de Registro de Imóveis de Mogi Mirim - SP)	53.39.15.0065.01/26614	-	2542.68	30,97 (Pref.)	Londrina Bebidas Ltda.
Lands located in the Mirante neighborhood - Sítio do Pica Pau Amarelo.	Mogi Mirim - SP	28,977	Real Estate Registry Office of Mogi Mirim - SP (Cartório de Registro de Imóveis de Mogi Mirim - SP)	-	-	3843.5	-	Londrina Bebidas Ltda.

Londrina Bebidas Ltda. - F. L Piraí - Rodovia Presidente Dutra, S/N, Km 237 - Centro - CEP: 27.175-000. Located at the margin of the road named Estrada Presidente Dutra, in the south side, rural zone of the 1st District of the Piraí Municipality (1º Distrito deste Município de Piraí).	Piraí - RJ	2978	1st Real Estate Registry Office of the 1st and 3rd Districts in the City of Pirai - RJ (1º Ofício de Registro de Imóveis dos 1º e 3º Distritos do Município de Piraí - RJ)	-	Plant Piraí - 781	-	-	Londrina Bebidas Ltda.	Land: 4,220,000.00 Building: 192,678,229.40
Londrina Bebidas Ltda. - F. L Piraí - Rodovia Presidente Dutra, S/N, Km 237 - Centro - CEP: 27.175-000. Real estate named Pinheiro or Pinheirinho, located at the margin of the road named Estrada Presidente Dutra, both sides.	Piraí - RJ	2979	1st Real Estate Registry Office of the 1st and 3rd Districts in the City of Pirai - RJ (1º Ofício de Registro de Imóveis dos 1º e 3º Distritos do Município de Piraí - RJ)	-	Plant Piraí - 781	-	-	Londrina Bebidas Ltda.
Londrina Bebidas Ltda. - F. L Piraí - Rodovia Presidente Dutra, S/N, Km 237 - Centro - CEP: 27.175-000. Located at the south side of the road named Estrada Presidente Dutra, rural zone of the 1st District of the Piraí Municipality (1º Distrito deste Município de Piraí), bordering the real estate named Pinheirinho.	Piraí - RJ	2980	1st Real Estate Registry Office of the 1st and 3rd Districts in the City of Pirai - RJ (1º Ofício de Registro de Imóveis dos 1º e 3º Distritos do Município de Piraí - RJ)	-	Plant Piraí - 781	-	-	Londrina Bebidas Ltda.
Londrina Bebidas Ltda. - F. L Piraí - Rodovia Presidente Dutra, S/N, Km 237 - Centro - CEP: 27.175-000 . Located at the rural zone of the 1st District of the Piraí Municipality (1º Distrito deste Município de Piraí).	Piraí - RJ	2981	1st Real Estate Registry Office of the 1st and 3rd Districts in the City of Pirai - RJ (1º Ofício de Registro de Imóveis dos 1º e 3º Distritos do Município de Piraí - RJ)	-	Plant Piraí - 781	-	-	Londrina Bebidas Ltda.

Glossary

ABL – Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) – Brazilian Technical Standards Association.

Allocated Codes – serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization – systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset – a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach – valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure – urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) – a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta – a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) – fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) – model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company’s invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc ).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty - an event that causes financial loss.

Company – commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium – value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value – value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits – benefits such as revenue, net profit, net cash flow, etc.

Efficient Use – that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area – constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset – tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill – see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area – useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building’s common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach – valuation method for converting the present value of expectedeconomic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital – the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta – beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach – valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc ).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model – hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets – assets that are basic to the company’s operations.

Operating Lease – that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) – future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area – useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property – something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations – range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate – market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life – a property’s remaining life.

Replacement Cost – a property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation – a property’s reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset – estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample – set of market data representative of a population.

Scrap Value - market value of a property’s reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area – resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area – real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation – act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

An independent member of
Morison International

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer